Exhibit 12a
UNS Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended
	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2012	2011	2010	2009	2008
	Thousands of Dollars
Net Income	$113,953	$121,458	$90,919	$109,975	$112,984	$105,901	$16,955
Add:
Income Tax Expense	51,947	56,244	55,727	66,951	76,921	63,232	18,747
Interest Expense, net(1)	71,585	98,618	108,303	116,873	116,624	112,982	123,771
Estimated Interest Portion of Rental Expense	466	639	691	926	240	345	188
Losses from Equity Investees	—	7	7	—	5,570	1,834	713
Total Earnings before Taxes and Fixed Charges	$237,951	$276,966	$255,647	$294,725	$312,339	$284,294	$160,374
Fixed Charges:
Interest Expense (before deducting capitalized interest)(2)	$74,360	$101,901	$110,456	$120,626	$119,211	$115,284	$129,336
Estimated Interest Portion of Rental Expense	466	639	691	926	240	345	188
Total Fixed Charges	$74,826	$102,540	$111,147	$121,552	$119,451	$115,629	$129,524
Ratio of Earnings to Fixed Charges	3.180	2.701	2.300	2.425	2.615	2.459	1.238

(1)
The ratios of earnings to fixed charges for the fiscal years ended 2012, 2011, 2010, 2009, and 2008 have been revised to exclude capitalized interest from the calculation of Earnings before Taxes and Fixed Charges. Capitalized interest was not material to the calculation of Earnings before Taxes and Fixed Charges or the Ratio of Earnings to Fixed Charges in prior periods.

(2)	Excludes recognition of Allowance for Borrowed Funds Used During Construction and Loss on Extinguishment of Debt.